July 15, 2005

BY EDGAR AND OVERNIGHT DELIVERY

Ms. Angela Crane
Mail Stop 6010
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0306

Re:	FSI International, Inc.
Response letter dated June 30, 2005
Form 10-K for fiscal year ended August 28, 2004
Filed November 9, 2004
File No. 000-17276

Dear Ms. Crane:

On behalf of FSI International, Inc. (“the Company”), we hereby submit our response to comments received from the Staff of the Commission by letter dated June 30, 2005. Responses to the Staff’s comments are set forth below and are keyed to the numbered comments in the comment letter. For your convenience, we have included the text of the Staff’s comments.

Form 10-K for the year ended August 28, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation — Page 16

Wind Down of Microlithography Business — Page 20

1.	Please refer to prior comment 1. In future filings, please disclose the amount of inventory you scrapped in each period presented and the remaining inventory to be disposed.

In future filings, we will disclose the amount of inventory scrapped in each period presented. We will also disclose the remaining balance to be disposed.

2.	Please refer to prior comment 2. In future filings, discuss the circumstances that resulted in the $7 million gain on sale of the Texas facility, as outlined in your response.

In future filings, we will discuss the circumstances that resulted in the $7 million gain on the sale of the Texas facility.

July 15, 2005
Securities and Exchange Commission

Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page 40

3.	We note that you offer system upgrade packages under your Equipment Upgrade Program. Please tell us how you account for this program and demonstrate your accounting complies with GAAP. If material, revise future filings to discuss.

We recognize revenue on upgrades under our Equipment Upgrade Program when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectibility is reasonably assured. We believe that the revenue on upgrades has been accounted for in compliance with GAAP. We supplementally inform the Staff that the amount of revenue on upgrades under our Equipment Upgrade Program has not been material. In future filings, we will include a discussion on how we recognize revenue on upgrades under our Equipment Upgrade Program if the revenue is material.

Note 8. Property, Plant and Equipment, page 52

4.	Please refer to prior comment 5, which addressed your accounting for evaluation systems included in inventory. Your policy of amortizing the carrying value of the units over 18 months if not sold within 12 months, does not appear to be consistent with Statement 6 of ARB 43, which requires you to record inventory at the lower of cost or market and further states that “market should not exceed the net realizable value.” Please revise your financial statements to correctly apply that guidance.

Our policy to amortize demonstration equipment that is outstanding longer than 12 months was intended to be our estimate of applying ARB 43 Statement 6. We believe that this policy of consistently recording reductions in the carrying costs of the equipment would provide a practical and consistent estimation of the decline in market value below cost. In the future, we will no longer amortize the carrying amount over 18 months if the system is not sold within 12 months. We will review our outstanding evaluation systems on a machine-by-machine basis for evidence that clearly indicates a loss has been sustained before recording any future expense in accordance with Statement 6 of ARB 43.

With respect to your request that we revise our financial statements, we supplementally inform the Staff that the amount of amortization expense related to evaluation systems has not been material as the majority of these systems are sold within 12 months. The amortization expense was less than one percent of total sales and less than one percent of cost of sales for the first nine months of fiscal 2005 and for fiscal years 2004, 2003 and 2002. The amount of amortization expense was $147,000 for the first nine months of fiscal 2005, $42,000 in fiscal 2004, $632,000 in fiscal 2003 and $439,000 in fiscal 2002. Therefore,

July 15, 2005
Securities and Exchange Commission

due to immateriality of the amortization expense amounts, we propose not to revise our financial statements.

5.	In addition, please tell us where you currently present your amortization costs. The estimated reduction of the realizable value of the inventory should be classified as part of cost of sales. Please revise your financial statements as necessary.

The amortization costs have been included in cost of sales; therefore, no financial statement revisions are required.

Note 9. Investments in Affiliates, page 52

6.	Please refer to prior comment 6. Because your equity in income from continuing operations before taxes for m ·FSI LTD was 237% of your loss from continuing operations before taxes for 2004, full financial statements under Rule 3-09 of Regulation S-X appear to be required. Please revise to provide these financial statements.

We supplementally advise the Staff that we will be submitting a letter to the Office of the Chief Accountant requesting a waiver of filing the fiscal 2004 financial statements of m•FSI LTD. We will advise the Staff of the final determination of the Office of the Chief Accountant.

In connection with this response, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if you have further questions or comments.

Very truly yours,

/s/ Patricia M. Hollister

Patricia M. Hollister
Chief Financial Officer